Exhibit 99.2

CONSENT OF ROB HENDERSON
TO BEING NAMED AS A QUALIFIED PERSON

February 16, 2011

I hereby consent to the inclusion of the Fruta del Norte Project, Ecuador, NI 43-101 Technical Report, effective date 31 December 2010, in the report on Form 6-K dated February 16, 2011 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Fruta del Norte Project, Ecuador, NI 43-101 Technical Report into the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

Signed “Robert D. Henderson”

Robert D. Henderson